UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13d
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                             DNAPrint genomics, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  2332 4Q 10 3
                                 (CUSIP Number)

                                Tony N. Frudakis
                               900 Cocoanut Avenue
                             Sarasota, Florida 34236
                                 (941) 366-3400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D AMENDMENT

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  August 3, 2005

CUSIP NO. 2332 4 Q 10 3

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     Tony N. Frudakis, PhD
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group                  (a) |_|
     (See Instructions)                                                (b) |_|
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
NUMBER  OF         7.    Sole Voting Power                     6,562,829 */**
SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED   BY         8.    Shared Voting Power                   0
EACH
REPORTING          -------------------------------------------------------------
PERSON             9.    Sole Dispositive Power                6,562,829 */**

                   -------------------------------------------------------------
                   10.   Shared Dispositive Power              0

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 6,562,829 */**
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
     (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)        10%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)               IN
--------------------------------------------------------------------------------


*  Reflective of 20:1 reverse stock split effective 7/12/2005
** Reflects 3,062,829 shares owned and options to purchase 3,500,000 shares.

Tony N. Frudakis Ph.D. hereby supplements and amends the Schedule D, originally filed on 4/5/2001, as amended by Amendment No. 1 filed 4/5/2001 and Amendment No. 2 filed 10/15/2004.

ITEM 1.  SECURITY AND ISSUER

Common Stock

DNAPrint genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida 34236

ITEM 2.  IDENTITY AND BACKGROUND

(a)      Tony N. Frudakis Ph.D.

(b)      900 Cocoanut Avenue, Sarasota, Florida 34236

(c) Chief Scientific Officer, DNAPrint genomics, Inc., 900 Cocoanut Avenue, Sarasota, Florida 34236

(d)      No

(e)      No

(f)      United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Company granted options for 3,500,000 shares of its Common Stock to Dr. Frudakis pursuant to an amendment of the Stock Option Plan by Resolution of the Board of Directors effective 8/3/2005.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4  (a)    -    (j) do not apply.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)      6,562,829 */** shares representing 10% of the common stock outstanding

(b)      Sole Voting Power                  6,562,829 */**
         Shared Voting Power                        0
         Sole Dispositive Power             6,562,829 */**
         Shared Dispositive Power                   0

(c)      None

(d)      N/A

(e)      N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No Change

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

NONE


*  Reflective of 20:1 reverse stock split effective 7/12/2005
** Reflects 3,062,829 shares owned and options to purchase 3,500,000 shares

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2005
--------------------------------------------------
Date


/s/ Tony N. Frudakis
--------------------------------------------------
Signature


Tony N. Frudakis, Chief Scientific Officer
--------------------------------------------------
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)